EXHIBIT 99.1

TRX Gold Reports Robust Recovery Rates from Recent Study and Significant Increase in Plant Expansion Scope

TORONTO, April 08, 2026 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce results of ongoing metallurgical test work at the Buckreef Gold Project (“Buckreef Gold”) as part of its current flowsheet optimisation and future expanded processing plant development. The Company is in the process of planning and executing a much larger processing plant expansion than originally anticipated in the May 2025 Preliminary Economic Assessment (“PEA”) at Buckreef Gold.

Robust Recovery Rates Achieved: Recovery rates between 89% - 92% were achieved from the additional test work, which is in line with prior studies and above the 88% recovery rate assumed in the PEA. The test work provided a more comprehensive understanding of optimal grind size for flotation and achievable mine feed from the mine plan, which has led the Company to specify a Semi Autogenous Grind (“SAG”) / Ball mill combination of 3,500+ tonnes per day (“tpd”), which is above the PEA processing plant size assumption of 3,000 tpd. Tendering for the SAG mill has commenced with orders expected to be placed in Q3 2026 with an initial estimated completion date of calendar Q2 2027.

Advancing Existing Processing Plant Upgrades and Increased Expansion: The existing 2,000 tpd processing plant is currently undergoing significant upgrades and will be available to continue operating in conjunction with the new 3,500+ tpd SAG mill processing plant, providing a significant upgrade in processing capacity versus the 3,000 tpd assumed in the PEA. Notable upgrades to the existing processing plant include a pre-leach thickener, upgraded agitators & interstage screens, Aachen reactor, oxygen plant, Adsorption, Desorption and Recovery (“ADR”) plant, new gold room, apron feeder, belt magnet, and new tertiary crusher. These upgrades are currently in progress and are expected to be completed by calendar Q4 2026.

Strategic Mine Planning to Expand Further: During Q2 2026, the Company initiated a revision of the life-of-mine plan as a result of the expected increase in processing capacity and the increase in gold price well above the PEA reserve estimate assumption of US$1,900/oz. Preliminary analysis indicates the potential for an expanded third cutback at the Main Pit, which could extend open-pit operations, defer commencement of underground mining and enhance total recoverable ounces at Buckreef Gold. This is expected to improve the overall economics of the project. The Company is also evaluating the potential for an earlier start to underground mining at the Stamford Bridge orebody, alongside accelerating mining of the expanded Eastern Porphyry pit. The Company has hired P&E Mining Consultants Inc. to update the PEA, which is expected to be completed in Q4 2026.

Planning for Expanded Mill Throughput: Mine planning and scheduling as part of updated PEA will incorporate throughput rates for the new 3,500+ tpd plant and existing, upgraded 2,000 tpd processing plant, with the goal of maximizing throughput. Capital costs of the total plant expansion and plant upgrades are now expected to be $45 - $50 million, and reflects an increase in overall processing capacity, decoupling of the new circuit from the existing processing circuit, and a much larger tailings storage facility (“TSF”). This is approximately $10 - $15 million above the initial PEA estimates which was for a smaller, 3,000 tpd processing plant and smaller TSF. The initial plan released in November 2025 was also expected to utilize the existing large ball mill in the SAG processing plant, which reduced capacity of the existing processing plant to 1,000 tpd. The increase in throughput from the expanded processing capacity is expected to increase average annual gold production in excess of the 62,000 ounces of gold originally anticipated in the May 2025 PEA.

Stephen Mullowney, TRX Gold’s Chief Executive Officer, stated: “The continued positive metallurgical results and recently improved recovery rates at our operations have provided us with a much better understanding of the deposit. This combined with the ability to develop a much larger processing plant alongside anticipated higher gold prices going forward, has led us to significantly increase the scope of the Buckreef Gold expansion. When all is said and done, we anticipate higher gold production, which should lead to higher revenue and EBITDA, and a significantly more valuable mining project at Buckreef Gold versus the May 2025 PEA. With a strengthened balance sheet, robust cash position, minimal debt and strong financial results, we are really well positioned to execute on this larger expansion using internally generated cashflow.”

A summary of the metallurgical process and testing is provided below:

Metallurgical Results and Ongoing Test Work

During Q2 2026 the Company continued to focus on the following metallurgical testwork programs as part of its current flowsheet optimisation and future expanded flowsheet development. Gold deportment testing was performed across the various geo-metallurgical domains within the Buckreef Main Zone, with samples from 4 distinct geographical areas being assessed for mineralogical variability and gold deportment. The following results were observed:

  Areas to the central west and south of the Buckreef Main Zone (Geological Zones 1 and 2), named Geo-metallurgical Domain 1, contain comparatively higher quartz and free milling gold particles. Areas to the central east and north (Geological Zones 3 and 4), named Geo-metallurgical Domain 2, contain comparatively higher fine gold associated with pyrites/sulphides; and
  Both geo-metallurgical domains demonstrate a good response to intense oxidation ahead of leaching, with Domains 3 and 4 showing up to a 4% recovery increase. These results led to the inclusion of pre-oxidation plant, known as an Aachen® Reactor and Oxygen plant feeding into the pre-leach tank as part of the planned upgrades.

Flotation and Concentrate Leach Optimization Test Work

Approximately 1.3t of core from holes across the strike and vertical extents of the Buckreef Main Zone and Stamford Bridge were prepared and sent to Maelgwyn Mineral Services in South Africa for a large program of flotation and leach optimization (including vendor testing) as well as optimization testwork to advance the design of the flotation and fine-grind circuit.

The flotation optimisation testwork identified an optimal pre-flotation particle size (p80 of 75 microns) and reagent regime that produced high gold recoveries (88% - 91.7%) to a flotation concentrate at mass pulls of 10% - 15%. The flotation concentrate was then fine ground to four p80 size distributions ranging from 38 to 15 microns. Energy expenditure was measured for these sizes to confirm power requirements for the fine-grind milling equipment. The leaching of the four finely ground size distributions led to an optimal p80 particle size of 20 microns.

Various intensive leaching reagent regimes were evaluated leading to an optimal recommendation of multiple passes of leachate and then cyanide dosed leachate through intensive oxidation, leading to gold recoveries of the fine ground concentrate in excess of 93% of the flotation concentrate. Leach testing of the flotation tails showed that conventional leaching would yield a further 4% for Domain 1 and 1% for Domain 2 leading to a combined recovery of 89% - 92%, above the PEA recovery assumption of 88%.

SAG and Ball Mill Circuit Design

Additional comminution testwork was completed to determine work indices for both SAG and Ball mill configurations. A more comprehensive understanding of optimal grind for flotation, which is now a p80 grind size of 75 microns, and achievable mine feed from the mine plan has led the Company to specify a SAG / Ball mill combination at 3,500+ tpd. Tendering for the SAG mill has commenced with orders expected to be placed in Q3 2026.

Similarly, the flotation and fine grind process is now specified for 155 tonnes per hour (“tph”), up to 15% mass pull and a fine grind mill with capacity of 25tph to reduce concentrate from p80 75 microns to p80 20 microns. The intensive leaching process will include two phases, one for intensive oxidation and a second for intensive cyanidation.

Thickener Sizing

A second high-rate thickener will be required to ensure that ground concentrate is fed at a high density into the intensive leaching tanks. Settling tests and flocculant addition tests are now underway to inform the design for this pre-leach thickener.

Figure 1: Process Flowsheet for the Upgraded and Expanded Plant

Figure 2: GeoMet Domains

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 Preliminary Economic Assessment (the “PEA”). The PEA outlines average gold production of 62,000 oz per annum over 17.6 years at 3,000 tonnes per day of throughput capacity, and a US$1.9 –US$2.6 billion pre-tax NPV5% at average life of mine gold prices of US$4,000-US$5,000/oz1. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Qualified Person

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:
Investor Relations
IR@TRXgold.com
+1-437-224-5241
+1 844 GOLD TRX (844-465-3879)
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to future gold prices, continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements and the preliminary data included in this press release are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the preliminary data and forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results from operations, exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

Photos accompanying this announcement are available at:

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1 Base case NPV5% of US$701.0 million pre-tax, or US$442.2 million after tax at consensus forecast case gold prices (US$2,707/oz year 1, US$2,646/oz year 2, US$2,495/oz year 3, US$2,400/oz year 4, US$2,245/oz thereafter).